     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 1996
                                                   REGISTRATION NO. ____________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                              HARISTON CORPORATION
               (Exact name of registrant as specified in charter)


            CANADA                                       33-0645339
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                                                             JAMES V. MCGOODWIN
                                                            HARISTON CORPORATION
   1500 WEST GEORGIA STREET, SUITE 1555                611 ANTON BOULEVARD, SUITE 1270
VANCOUVER, BRITISH COLUMBIA, CANADA V6G 2Z6             COSTA MESA, CALIFORNIA 92626
     Address, including zip code, and              (Name, address, including zip code,
 telephone number, including area code, of         and telephone number, including area
 registrant's principal executive offices)             code, of agent for service)

         Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                              Proposed          Proposed
                                                 Amount       maximum           maximum         Amount of
                   Title of each class of        to be     offering price      aggregate       registration
                securities to be registered    registered   per unit(1)      offering price        fee
- -------------------------------------------------------------------------------------------------------------
Common Stock, no par value ..................   346,139        $1.00            $346,139         $120.00
=============================================================================================================

(1)  Calculated pursuant to Rule 457, as of July 8, 1996.
                                  ____________

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS
                           PREMIER LASER SYSTEMS, INC.

                              CROSS REFERENCE SHEET

                Between Items in Part I of Registration Statement
                (Form S-3) and Prospectus Pursuant to Rule 404(c)

Item
 No.             Form S-3 Caption                           Heading in Prospectus
- ----             ----------------                           ---------------------
  1   Forepart of the Registration Statement       Cover Page
      and Outside Front Cover Page of
      Prospectus

  2   Inside Front and Outside Front Cover         Available Information; Incorporation
      Pages of Prospectus                          of Certain Documents by Reference;
                                                   Back Cover Page

  3   Summary Information, Risk Factors and        The Company; Risk Factors
      Ratio of Earnings to Fixed Charges

  4   Use of Proceeds                              Not Applicable

  5   Determination of Offering Price              Not Applicable

  6   Dilution                                     Not Applicable

  7   Selling Security Holders                     Selling Securityholders

  8   Plan of Distribution                         Plan of Distribution

  9   Description of Securities to be              Cover Page; Risk Factors;
      Registered                                   Description of Securities

 10   Interest of Named Experts and Counsel        Legal Matters

 11   Material Changes                             The Company; Risk Factors

 12   Incorporation of Certain                     Incorporation of Certain Documents
      Information by Reference                     by Reference

 13   Disclosure of Commission Position            Indemnification of Directors and Officers
      on Indemnification for Securities Act
      Liabilities

                   SUBJECT TO COMPLETION, DATED JULY 10, 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                              HARISTON CORPORATION

                         346,139 SHARES OF COMMON STOCK


         The shares of Common Stock ("Common Stock") of Hariston Corporation (the "Company") which are the subject of this Prospectus have been registered under the Securities Act of 1933, as amended (the "Act"), to permit certain securityholders of the Company (the "Selling Securityholders"), to offer and sell such securities (the "Securities") from time to time in the future in the manner set forth herein. The Securities may be offered (the "Offering") in regular brokerage transactions through registered broker-dealers, in privately negotiated transactions, or otherwise, at market prices prevailing at the time of the sale, or at prices otherwise negotiated.

         The Company's Common Stock is traded on the Nasdaq SmallCap Market. On July 8, 1996, the closing sale price of the Company's Common Stock, as reported by Nasdaq was $1.00 per share. None of the proceeds from the sale of the Securities which are the subject of this Prospectus will be received by the Company.

         The Selling Securityholders will each be individually responsible for the payment of any applicable selling commissions, transfer taxes or other miscellaneous expenses related to the sale of the Securities. The Company knows of no existing selling arrangement between any broker or dealer and the Selling Securityholders. The Selling Securityholders may be deemed to be "underwriters" within the meaning of the Act. Brokers or dealers who execute sales for the Selling Securityholders may also be deemed to be "underwriters" within the meaning of said Act, and the commissions and trading profits received by participating brokers and dealers, respectively, may be deemed to be underwriting commissions within the meaning of the Act.


        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

                                  ____________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ITS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  ____________

                THE DATE OF THIS PROSPECTUS IS ___________, 1996

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Certain information concerning the Company is disclosed in proxy statements and annual reports distributed to shareholders of the Company and filed with the Commission. Such proxy statements, reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 5th Street, N.W., Washington, D.C. 20549 and at certain of its regional offices, located at 26 Federal Plaza, Room 1102, New York, New York 10278; Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604; and Suite 1710, 10960 Wilshire Boulevard, Los Angeles, California 90024. Copies of all such material may be obtained from the Public Reference Section of the Commission, 500 North Capital Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's outstanding Common Stock is listed on the Nasdaq SmallCap Market. Copies of such reports, proxy statements and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market. The Company intends to provide its security holders with annual reports which include audited financial information.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission, are incorporated by this reference into this Prospectus:

         1. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995, filed July 5, 1996.

         2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995, filed November 14, 1995, as amended by Form 10-Q/A filed November 16, 1995.

         3. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Form 10-K/A filed April 19, 1996 and Form 10-K/A filed April 13, 1996, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which Report contains among other information, a description of the Company's business, as amended by Form 10-K/A Amendment No. 1 filed April 19, 1996, and as amended by Form 10-K/A Amendment No. 2 filed June 28, 1996.


         4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, filed May 13, 1996.

         5. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 20-FR filed with the Commission on November 1, 1985.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering which is the subject of this Prospectus shall be deemed to be incorporated herein by this reference and to be made a part hereof from the date of filing of such documents.

         Upon the written or oral request of any person to whom this Prospectus is delivered, the Company will provide, without charge, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests for such informational documents should be directed to Hariston Corporation, 1500 West Georgia Street, Suite 1555, Vancouver, British Columbia, Canada V6G 2Z6, telephone number (604) 685-8514, Attention: Chief Financial Officer.

                                   THE COMPANY

GENERAL

         Hariston Corporation ("Hariston" or the "Company") is a Canadian holding company which has historically made investments in a wide variety of start-up or early-stage businesses. Within the last twelve months, management commenced efforts to sell all of its assets except the Company's investment in Polish Life Improvement, S.A. ("PLI"), an early-stage supermarket and home-improvement retailer in Poland, and subsequently invested the proceeds in a business or businesses that might offer the potential to increase long-term share value.

         In July 1995, the Company sold Metanetix Corporation and related technology to Consolidated Western and Pacific Corporation ("Consolidated"), its partner in the development of a metals recovery project in Butte, Montana, for a purchase price of up to $9 million, with payments dependent upon the Butte project's future profitability. Consolidated subsequently informed the Company that it did not want to acquire the related technology license, thereby reducing the maximum purchase price to approximately $7 million.

         In August 1995, the Company sold its ownership interests in approximately 40 Canadian oil and natural gas properties to a private third party for $2.4 million cash and the assumption of $957,000 million of debt. During this period, the Company also sold a portion of its investment in Madison Partners Limited, as market conditions would allow.

         Concurrently with these divestitures, the Company's Board of Directors adopted a strategy to position the Company, through one or more select acquisitions, as a publisher and distributor of educational multimedia software. In August 1995, Hariston, through a wholly-owned subsidiary, acquired certain assets and liabilities of a CD-ROM catalog retailer doing business under the name "Educorp." Located in San Diego, this subsidiary has since been renamed Educorp Direct ("Direct"), with a strategic focus on the direct marketing and distribution of educational CD-ROM software. The businesses previously operated under the name "Educorp" which were acquired in August 1995 may be deemed a predecessor of the Company.

         In January 1996, Hariston, through a wholly-owned subsidiary, completed the purchase of certain assets and liabilities of a book and multimedia software publisher known as HighText Publications, Inc. Also located in San Diego, and since renamed HighText Interactive, Inc. ("HighText"), this subsidiary is focused on the development and publishing of adult-learning interactive multimedia software.

         Direct and HighText are operated as the sole operating subsidiaries of Educorp Multimedia, Inc. ("Educorp"), Hariston's multimedia software subsidiary. Educorp is positioned as a developer, publisher, and distributor of interactive multimedia software with an emphasis on adult-learning titles.

         Hariston's other major remaining asset is its investment in PLI, a supermarket and home improvement retailer, co-founded by the Company in 1992. Following several partial sales from the Company's initial stock ownership position in PLI, Hariston now retains an approximately 23% ownership interest in PLI and a $7 million note, currently in default, secured by an additional 20% ownership interest. PLI is now one of the largest multi-store retail chains in Poland operating eight supermarkets under the name MAX, and four home-improvement stores under the name NOMI. PLI generated unaudited total revenues of approximately $33 million in 1995, an increase of 120% over the prior year.

         Hariston's strategy is to seek to increase Company value through the independent development and growth of Educorp, and to continue to explore possibilities for maximizing value from its investment in PLI. As a 100% owned subsidiary, Educorp is currently the Company's primary focus.

         The principal offices of the Company are located at 1500 West Georgia Street, Suite 1555, Vancouver, British Columbia, Canada V6G 2Z6, telephone (604) 685-8514, with offices in the United States located at 611 Anton Boulevard, Suite 1270, Costa Mesa, California 92626, and its telephone number is (714) 556-1755.

         A description of the Company's business is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Company Form 10-K"), as amended, which description is incorporated herein by this reference.

                                  RISK FACTORS

         The Securities offered hereby are highly speculative in nature and involve a high degree of risk. Prospective investors should carefully consider, along with the other information contained in this Prospectus, the following considerations and risks in evaluating an investment in the Company.

         Risk of Inability to Satisfy Requirements for Additional Funds. The Company's principal capital requirements include working capital to finance the internal expansion of Educorp, and costs which may be incurred in connection with the acquisition of businesses in the future. Historically, the Company has also required capital to finance operating losses. With the subsequent acquisition of HighText, and the need to finance product development and general corporate expenses until both Direct and HighText earn a sufficient profit, the Company will have to raise additional equity and/or debt capital in 1996. To the extent excess cash is generated from operations, the Company intends to reinvest it in the growth and development of its multimedia software publishing and distribution operations. There is no assurance that cash flows from operations will be sufficient to meet operating requirements or, if required, that additional debt or equity financing will be available at all, or will be available on terms acceptable to the Company. Any additional equity financings may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Adequate funds for the Company's operations may not be available when needed or on terms acceptable to the Company. The Company's inability to obtain additional financing when needed would have a material adverse effect on the Company.

         Risk from Accumulated Deficit, Tangible Net Worth and Operating Losses. As of December 31, 1995, the Company had an accumulated deficit of approximately $25,626,000 and negative tangible net worth of approximately $406,000. For the year ended December 31, 1995, the Company had an operating loss of approximately $1.8 million. There can be no assurance that the Company's continuing operations will result in net income.

         Risk from Competitors of Educorp. The software industry is intensely competitive. Educorp competes primarily against other companies that publish or distribute multimedia CD-ROM software in the education, entertainment, and reference categories. Educorp has competition in several areas. As a distributor of third party titles, Educorp competes with other direct marketing companies such as Micro Warehouse, Tiger Direct, Multiple Zones, and Creative Computers. On the retail level, Educorp competes with large computer retailers such as Comp USA, Computer City, Best Buy, and Micro Center; software vendors such as Egghead; and mass merchants such as Toys R Us, Walmart, Price/Costco and Sears. As a software developer and publisher, Educorp competes indirectly against developers and publishers that sell multimedia titles outside of Educorp's subject focus, and directly against software developers and publishers that offer multimedia product for the adult consumer, higher education, and corporate management and training markets. Examples of established competitors include Softkey, Cliff Studyware, Princeton Review, and Export Software. Products in the market compete primarily on the basis of subjective factors such as entertainment value and objective factors such as price, graphics and sound quality. Large diversified entertainment, cable and telecommunications companies, in addition to large software companies such as Microsoft Corporation, are increasing their focus on the interactive entertainment and education software market, which will result in even greater competition for Educorp. Many of these companies have substantially greater financial, marketing and technical resources than Educorp. As competition increases, significant price competition and reduced profit margins may result. In response to increased competition for shelf space, Educorp may need to increase marketing expenditures. In addition, competition from new technologies (such as new hardware platforms) may reduce demand in markets in which Educorp has traditionally competed. Manufacturers and developers of cartridge-based video games, such as Nintendo and Sega and their licensees, also are indirect competitors of Educorp. Prolonged price competition or reduced demand as a result of competing technologies would have a material adverse effect on Educorp's business, financial condition and operating results. There can be no assurance that Educorp will be able to compete successfully against current or future competitors or that competitive pressures faced by Educorp will not materially and adversely affect its business, operating results or financial condition.

         Risk from Uncertainty of Market Acceptance. Consumer preferences for adult-learning, education and entertainment software products are continually changing and are extremely difficult to predict. Few such products achieve sustained market acceptance. There can be no assurance that new products distributed or introduced by Educorp will achieve any significant degree of market acceptance or that any such acceptance, if achieved, will be sustained for a sufficient period of time to permit Educorp to recover its development and marketing costs. There can be no assurance that HighText's products will be accepted by the adult-learning market to the extent necessary for such products to be profitable or even for HighText to recover its development and marketing costs related to such products. In addition, Educorp believes that as ownership of CD-ROM-based personal computers ("PC's") and other emerging platforms becomes more widespread, and as Educorp diversifies its product offerings, it must market its products to a broader market than it has in the past, thereby increasing overall marketing expenditures without any assurance of profitability justifying expansion into such broader markets. In seeking to appeal to a broader market, Educorp will face significant new challenges, including intense competition from larger companies with established market positions. Educorp will also face the risk that it may lose existing customers who may dislike the changes in Educorp's products and marketing approach. There can be no assurance that Educorp will be able to compete successfully in this broader market.

         Risk from Dependence on Vendors. Educorp either purchases or licenses a material proportion of its products, or certain rights to products, from vendors. The termination or interruption of Educorp's relationships with these vendors, or modification of the terms or discontinuance of the license agreements with Educorp, could adversely affect Educorp's operating income and cash flow. Educorp's success is, in part, dependent upon the ability of its vendors to develop and market products that meet the changing requirements of the marketplace. Similarly, even if certain of Educorp's vendors introduce new products that are popular, there can be no assurance that Educorp will be able to obtain authorizations to offer such products.

         Risk of Diminished Ability to Compete Resulting from Changing Methods of Distribution. The manner in which personal computers and related software and products are distributed and sold is changing, and new methods of distribution and sale, such as on-line shopping services and catalogs published on CD-ROM, may emerge. Hardware and software vendors have sold, and may intensify their efforts to sell, their products directly to end users. From time to time, certain vendors have instituted programs for the direct sale of large order quantities of software to certain major corporate accounts. These types of programs may continue to be developed and used by various vendors. Vendors also may attempt to increase the volume of software products distributed electronically to end users' personal computers. Any of these competitive programs, if successful, could have a material adverse effect on Educorp's business and financial results.

         Risk from Rising Postage, Shipping and Paper Costs. Postage and shipping are significant expenses in the operation of Educorp's business. Educorp ships its products to customers by overnight delivery and ground delivery services and generally mails its catalogs through the U.S. Postal Service. As is customary in the direct response marketing industry, Educorp generally passes on only a portion of the costs of overnight delivery and parcel shipments directly to customers as separate shipping and handling charges. Any increases in postal or shipping rates in the future could therefore have an adverse effect on Educorp's operating results. The cost of paper is also a significant expense of Educorp in printing its catalogs. The cost of paper has increased significantly over the last several years. Educorp may not be able to pass through a significant portion of these increased postage and paper costs to its customers through increased prices, thereby having a material adverse effect on Educorp's business and financial results.

         Risk of Delays in Introduction of New Products. Educorp's success depends on its ability to identify, develop and make timely introductions of successful new products or enhancements of existing products to replace declining revenues from older products. The effective lives of the products that Educorp distributes have tended to become shorter due to the introduction of new hardware platforms, technologies and competitive products, the increase in competition for retail shelf space among software products and other factors. As a result, Educorp's ability to introduce and distribute new products on a timely basis has become increasingly important, as revenues from new products are essential to replace declining revenues from older products. As its products have become more complex and costly to develop and market, it has become more difficult to bring products to market profitably. It is highly likely that Educorp will experience delays in developing and introducing at least some future new products. There can be no assurance that such delays will not have a material adverse effect on Educorp's business and operating results.

         Risk from Increasing Complexities and Technical Sophistication of Newly Developed Products. Because of increasing competition in the adult-learning interactive software market and as a result of increasingly sophisticated products, HighText must develop titles incorporating high-quality graphics, animation, images, video and audio. Such increasing competition and sophistication has necessitated the allocation of increased financial and human resources to new product development, packaging, preparation of user instructional materials and marketing. Due to competitive pressures, however, HighText's ability to increase product prices is limited. Greater product development, identification and marketing expenditures also result in greater financial risk to HighText if the product is not successful.

         Risk from Business Interruption. Educorp believes that its success to date has been, and future results of operations will be, dependent in large part upon its ability to provide prompt and efficient service to its customers. As a result, any disruption of the Educorp's day-to-day operations could have a material adverse effect upon Educorp and any failure of Educorp's management information systems, distribution center or telephone system could impair its ability to receive and process customer orders and ship products on a timely basis."

         Risk from Seasonality and Substantial Fluctuations in Revenue. Educorp's business is seasonal, with the highest level of net sales and earnings typically occurring during the months from August to January of each year, and substantially lower levels in other months. Educorp's quarterly operating results may fluctuate throughout the year as a result of a variety of additional factors, including delays in market acceptance, changes in platform standards, the timing of new product introductions by Educorp or its competitors, the timing of orders for Educorp's products and increases in product returns. Because a majority of the unit sales for a particular new product typically occurs in the first several months after the product is introduced, Educorp's revenues may increase in a quarter in which a major product introduction occurs and may decline in subsequent quarters.

         Risk from Dependence on Key Personnel. Educorp's success depends on the continued service of its key product design, development, sales, marketing and management personnel and its ability to continue to attract, motivate and retain highly qualified employees and contractors. In order to introduce timely and successful new products, Educorp must retain its key design, development and purchasing personnel. Competition for skilled product buyers, designers, artists and technical personnel is intense. The inability of Educorp to attract or retain product buyers and key design and development personnel could have a material and adverse effect on Educorp's business and operating results.

         International Risks. Educorp anticipates that international sales will continue to account for a material share of Educorp's total revenues in the future. International sales are subject to inherent risks, including changes in export controls, tariffs and other regulatory requirements and fluctuating exchange rates. European and Asian distribution channels are more decentralized and hence more difficult to enter efficiently. Effective competition in international markets is also likely to require Educorp to translate and culturally adapt its products and documentation. This will result in higher levels of specialized inventory and a greater risk of inventory obsolescence. Furthermore, the laws of certain foreign countries may not protect Educorp's intellectual property rights to the same extent as do the laws of the United States. The Company's interest in PLI is also subject to the risks inherent in transacting business internationally, such as export and monetary controls, political instability, language and cultural barriers and fluctuating exchange rates.

         Risk of Increased Government Regulation. Legislation has been proposed to establish an independent agency to work with the video game industry to create a system for providing parents and other purchasers of software with information about graphic violence or sexually explicit material contained in such software. The implementation of such a system may require software publishers to communicate information regarding the content of their products (particularly violent or sexually explicit material) to consumers through appropriate package labeling, advertising and marketing presentations. Similar developments are also taking place outside the United States. Educorp is unable to predict what effect, if any, a rating system may have on Educorp's business and there can be no assurance that such a rating system would not adversely affect Educorp's results of operations.

         Risk from Limited Protection of Proprietary Rights. Educorp regards its software as proprietary and relies on a combination of patent, trade secret, copyright and trademark laws, nondisclosure agreements, license agreements and certain technical measures to protect its proprietary rights. There can be no assurance that these efforts will be successful. Educorp is aware that unauthorized copying occurs within the entertainment and education software industry. It may be possible for third parties to copy Educorp's products or otherwise obtain and use information that Educorp regards as proprietary. Policing unauthorized use of Educorp's products is difficult and costly, and software piracy and unauthorized copying can be expected to be a major persistent problem. The laws of the United States provide only limited protection of intellectual property rights, and the laws of certain other countries in which Educorp's products are or may be distributed provide less protection. As the number of entertainment and education software products increases and the functionality of these products overlaps, Educorp believes that software developers and publishers may increasingly become subject to infringement claims. From time to time, Educorp may receive communications from third parties asserting that features or content of certain of its products may infringe upon intellectual property rights of such parties. There can be no assurance that claims against Educorp will not result in costly litigation and require Educorp to license the intellectual property of others. There can be no assurance that such licenses will be available on reasonable terms, or at all.

         Risk of Supply Interruption. Substantially all Educorp's products are stored on CD-ROM media. As is typical in the industry, Educorp out-sources the CD-ROM manufacturing function to third parties. In the future, it is possible that there may be periodic shortages of CD-ROM media and potentially late deliveries of CD-ROM products from outside duplicating sources. Educorp's dependence on third parties to perform the manufacturing function could result in material problems if production were substantially delayed. Educorp produces its diskette-based products by duplicating master software diskettes onto blank diskettes acquired in quantity from a number of sources. Educorp occasionally has difficulty in obtaining blank diskettes of appropriate quality. In addition, Educorp has occasionally incurred higher than normal production expenses as a result of supplementing its internal production staff with outside contractors to meet production deadlines.

         Repatriation Risk. In order to access funds generated by PLI if and when such excess funds are available, if ever, PLI must either declare and pay dividends or the Company must sell shares of its PLI stock. PLI is not expected to declare dividends in the foreseeable future. Although there is currently a market for PLI's common stock on the Warsaw Stock Exchange, the Company's ability to sell any of its holdings in PLI is limited. Even if the Company is more easily able to sell some or all of its PLI common stock, there can be no assurance that the Company will be able to repatriate the proceeds of such sale.

         Risk of Rapid Industry Changes. Both the supermarket and home improvement industries in Poland are new. As such industries develop in Poland, they are undergoing accelerated change as producers, manufacturers, distributors and retailers seek to lower costs and increase services in an increasingly competitive environment of relatively static over-all demand. More traditional distribution outlets may have more long term customer loyalty, thus making extrapolation of current trends an ineffective method of predicting future results. As investors and established foreign retailers have come to recognize the retail opportunities in Poland, an increasing number of foreign retailers have entered the market. PLI has competition, particularly in Warsaw, from several more established, better capitalized companies. As their home markets become increasingly competitive, retailers from Germany (Hit), France (Dock de France), Austria (Billa), and England have opened stores, or acquired an interest in stores, in Poland. No assurance can be given that increasing competition in PLI's markets will not adversely affect its financial performance and results of operations in future periods.

         Risk from Changing Economic Conditions. PLI's retail stores are subject to regional and local economic conditions. There can be no assurance that future regional or local economic downturns will not have a material adverse effect on PLI's results of operations and financial condition.

         Risk from Competitors of PLI. In its retail operations, PLI competes with other food outlets on the basis of price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal. To meet the challenges of a rapidly changing and highly competitive retail environment, PLI must maintain operational flexibility and develop effective strategies across many market segments. No assurance can be given that PLI will maintain such flexibility and develop effective strategies.

         Investment Risk Resulting from Volatility of Stock Price. The market price of the Company's Common Stock has been highly volatile. Such volatility does not necessarily relate to the Company's financial performance. In the future, the market price of the Company's Common Stock may be significantly affected by factors such as the announcement of new products or technological innovations by the Company or its competitors, quarterly variations in the Company's results of operations, market conditions in the entertainment and education software industry, market conditions or political instability in Eastern Europe, general conditions in the financial markets, conditions in the economy in general or other factors that might affect discretionary spending by consumers. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations that have particularly affected the market price for many entertainment and education software companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the shares offered hereby.

         Risk from Unprofitable Acquisitions. The Company, in the ordinary course of its business, considers acquisitions of, and mergers and other strategic transactions with, third parties on a regular basis, and it is likely that the Company will engage in more such transactions in the future. Such transactions often involve substantial risks, and there can be no assurance that any such transactions that are consummated will prove to be beneficial.

         Risk from Litigation. The Company is currently a defendant in one lawsuit and has received a letter from the Environmental Protection Agency that its former subsidiary (since amalgamated with the Company) may be a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA").

         In September 1995, CAPOZZI, ET AL. V. HARISTON CORPORATION, ET AL., was filed in the Superior Court of the Province of Quebec, District of Montreal (Case No. CSM: 500-05-010184-958). The complaint alleges that the Company (through the actions of persons allegedly acting on its behalf) made misrepresentations which caused the plaintiffs to suffer a loss in connection with the plaintiffs' transactions in the stock of the Company. The damages claimed in this matter are approximately CDN $112,000. The litigation is in its preliminary stages, and the ultimate outcome cannot be determined.

         Until mid-1995, the Company's former subsidiary, Metanetix Corporation ("Metanetix") was engaged in the business of developing certain technology for the removal of minerals and other inorganic compounds from water, soil and sludge. In connection with these development efforts, Metanetix and affiliated corporations operated a laboratory and plant in Butte, Montana, at the site of a former copper mine which held large volumes of contaminated water. The Metanetix operations involved, among other things, treating contaminated water extracted from the mine, and returning the treated water to the mine shaft. This mine and surrounding areas are part of a Superfund Area designated by the Environmental Protection Agency ("EPA") under CERCLA. Under CERCLA, the EPA designates "potentially responsible parties," including current and former owners of property or property rights in the Superfund Area, and operators in connection therewith, as parties who may be jointly and severally liable for clean-up costs attributable to hazardous materials on and from their properties.

         Pending the EPA's investigation of the mine and surrounding area, the Company has received notification from the EPA indicating that the EPA believes Metanetix to be a "potentially responsible party." The designation of a party as a "potentially responsible party" under CERCLA does not necessarily mean that party is liable under CERCLA, or that the EPA has decided to assert a CERCLA claim against that party. Neither the EPA nor any other governmental agency have made any formal claim that the Company is liable under CERCLA or any other similar statute with respect to the Butte operations. No assurance can be given, however, that such a claim will not be made in the future. If such a claim is made and is successful, the costs (including defense costs), damages and fines that may be imposed on the Company as a result could have a material adverse effect on the Company.

         Risk from Decision Not to Pay Dividends. The Company has not paid any cash dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not anticipate paying any cash dividends in the foreseeable future.

         Risk from Possible Delisting of Securities from Nasdaq Stock Market. The Company's Common Stock is listed on the Nasdaq SmallCap Market. For continued inclusion on the Nasdaq SmallCap Market, the Company will have to maintain specified levels of total assets and capital and surplus, as well as meeting additional criteria concerning the minimum bid price of the Common Stock, the number and value of shares in the public float, the number of active market makers, and the number of holders of Common Stock.

         If the Company is unable to satisfy Nasdaq's maintenance requirements, its securities may be delisted from Nasdaq. In such event, trading, if any, in the Common Stock may thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of the transactions, reduction in security analysts' and the news media's coverage of the Company, and lower prices for the Company's securities than might otherwise be attained. Furthermore, the Company's Common Stock could become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers, including requirements pertaining to the suitability of the investment for the purchaser and the delivery of specific disclosure materials and monthly statements. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of purchasers in this Offering to sell any of the securities acquired hereby in the secondary market.

                             SELLING SECURITYHOLDERS

         The Securities offered hereby are being offered by the Selling Securityholders listed in the table set forth below in the manner described elsewhere herein. See "Plan of Distribution." The table sets forth certain information as of June 26, 1996 concerning the Selling Securityholders, including the securities offered by them and their beneficial ownership of the Company's Common Stock.

                        Securities Beneficially  Securities to   Ownership After the
                                 Owned           be Offered(1)       Sale of the
Name of Securityholder       Common Stock        CommonStock   Offered Securities(1)
- ----------------------  -----------------------  ------------- ----------------------
Vahe Guzelimian                 190,000             190,000             0
Suzanne Nawabi                   10,000              10,000             0
Harry L. Helms                   48,713              48,713             0
Carol S. Lewis                   48,713              48,713             0
Jack W. Lewis                    48,713              48,713             0

- ---------------

(1) Assumes no exercise of warrants or options held by any Selling Securityholder. No Selling Securityholder's ownership before or after the sale of the offered securities exceeds 1% of the outstanding number of such securities.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The outstanding shares of Common Stock are entitled to such dividends as are declared by the Board of Directors. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares are fully paid and nonassessable and legally issued. The Board of Directors is authorized to issue additional shares of Common Stock within the limits authorized by the Company's charter and without shareholder action.

                              PLAN OF DISTRIBUTION

         The Selling Securityholders have indicated to the Company that they intend to offer the Securities for resale to the public from time to time in regular brokerage transactions in the over-the-counter market, in privately negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale or at prices otherwise negotiated. Usual and customary brokerage commissions will be paid by the Selling Securityholders in connection with such sales, where appropriate.

         Under the terms of certain agreements between the Company and certain of the Selling Securityholders, the Company has agreed to indemnify such Selling Securityholders against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Bylaws of the Company provide that, subject to Section 124 of the Canada Business Corporations Act ("CBCA"), the Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses reasonably incurred by him in respect of certain actions or proceedings to which he is made a party by reason of his office, if he met certain specified standards of conduct, and the Company shall also indemnify any such person in such other circumstances as the CBCA or law permits or requires.

         The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers.

         At present, there is no litigation or proceeding pending involving a director of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any director.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

================================================================================

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering described herein, and, if given or made such other information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell or a solicitation of an offer to buy in any jurisdiction to any person to whom it is not lawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus, nor any sale made hereunder, shall, under any circumstances, create an implication that there has been no change in the facts herein set forth since the date hereof.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information ....................................................   4
Incorporation of Certain Documents
  by Reference............................................................   4
The Company...............................................................   6
Risk Factors .............................................................   8
Selling Securityholders...................................................  15
Description of Securities.................................................  16
Plan of Distribution......................................................  16
Indemnification of Directors and Officers.................................  17

================================================================================

================================================================================

Until ________________, 1996, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus.

                              HARISTON CORPORATION

                                ____________ 1996

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.      Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses of the Registrant in connection with the issuance and distribution of the securities described in the Registration Statement:

         Securities and Exchange Commission Registration Fee........ $   120.00
         Legal Fees and Expenses ...................................   9,000.00
         Accounting Fees and Expenses...............................   3,000.00
         Printing and Engraving Expenses ...........................   2,000.00
         Miscellaneous .............................................     500.00
         Total ..................................................... $14,620.00
                                                                     ==========


All of the above expenses will be paid by the Registrant.

15.      Indemnification of Directors and Officers.

         The Bylaws of the Registrant provide that, subject to Section 124 of the Canada Business Corporations Act ("CBCA"), the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses reasonably incurred by him in respect of certain actions or proceedings to which he is made a party by reason of his office, if he met certain specified standards of conduct, and the Registrant shall also indemnify any such person in such other circumstances as the CBCA or law permits or requires.

         The inclusion of the above provision in the Bylaws of the Registrant may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Registrant and its shareholders.

         At present, there is no litigation or proceeding pending involving a director of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any director.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

16.      Exhibits.

          2.1        Acquisition Agreement dated as of July 28, 1995 by and
                     among Hariston Corporation, a Canadian corporation, and
                     Consolidated Western and Pacific Resources Corp., a
                     British Columbia corporation*
            5        Opinion of Rutan & Tucker, LLP*
         23.1        Consent of Raymond, Chabot, Martin, Pare*
         23.2        Consent of Doane Raymond*
         23.3        Consent of Arthur Andersen*
         23.4        Consent of Jay J. Shapiro*

- ----------------------

*        Filed herewith.

17.      Undertakings.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                  (i) Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) Include any material or changed information on the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1) (i) and (1) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That for the purpose of determining liability under the Securities Act of 1933, the Registrant will treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To file a post-effective amendment or remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 9th day of July, 1996.

                                       HARISTON CORPORATION

                                       By:    /s/ JAMES V. McGOODWIN
                                            -----------------------------------
                                            James V. McGoodwin, President and
                                            Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

       Signature                    Title                             Date
       ---------                    -----                             ----
/s/ James V. McGoodwin    Director, Chief Executive               July 9, 1996
- -----------------------
James V. McGoodwin        Officer, President (Principal
                          Executive Officer) and
                          authorized representative in
                          the United States

/s/ L. James Porter       Director, Secretary and Chief           July 9, 1996
- -----------------------
L. James Porter           Financial Officer (Principal
                          Financial Officer)

/s/ James Angus           Director                                July 9, 1996
- -----------------------
James Angus

                          Director                                ______, 1996
- -----------------------
Nuno Brandolini

/s/ Neil S. MacKenzie     Director                                July 9, 1996
- -----------------------
Neil S. MacKenzie

                                  EXHIBIT INDEX

                                                                  Sequentially
   Exhibit No.               Description                         Numbered Pages
   -----------               -----------                         --------------
            2.1      Acquisition Agreement dated as of July 28, 1995 by and
                     among Hariston Corporation, a Canadian corporation, and
                     Consolidated Western and Pacific Resources Corp., a
                     British Columbia corporation*
              5      Opinion of Rutan & Tucker, LLP*
           23.1      Consent of Raymond, Chabot, Martin, Pare*
           23.2      Consent of Doane Raymond*
           23.3      Consent of Arthur Andersen & Co.*
           23.4      Consent of Jay J. Shapiro*

- ------------------

*   Filed herewith.